Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139464
PROSPECTUS
DATED JANUARY 11, 2007
OILSANDS QUEST INC. (f/k/a CanWest Petroleum Corporation)
76,504,304 SHARES OF COMMON STOCK
This Prospectus relates to the resale by the selling stockholders of up to 76,504,304 shares of our Common Stock, including up to 66,673,495 shares issuable upon the exchange of Exchangeable Shares in Oilsands Quest Sask Inc., the Company’s subsidiary, for Common Stock, and 9,830,809 shares of Common Stock currently outstanding. For purposes of this Prospectus, we refer to ourselves as the “Company” or “CanWest” or “OQI.”
The selling stockholders may sell Common Stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders may be deemed underwriters of the shares of Common Stock which they are offering. We will pay the expenses of registering these shares.
Our Common Stock is registered under Section 12(b) of the Securities Exchange Act of 1934 and is listed on the American Stock Exchange under the symbol “BQI”. The last reported sales price per share of our Common Stock as reported by the American Stock Exchange on December 13, 2006, was $4.55.
INVESTING IN THESE SECURITIES INVOLVES SIGNIFICANT RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 4.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus is January 11, 2007.
The information in this Prospectus is not complete and may be changed. This Prospectus is included in the Registration Statement that was filed by Oilsands Quest Inc. (f/k/a CanWest Petroleum Corporation) with the Securities and Exchange Commission. The selling stockholders may not sell these securities until the registration statement becomes effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

     You should rely only on the information contained in this Prospectus or any accompanying supplemental Prospectus and the information specifically incorporated by reference. We have not authorized anyone to provide you with different information or make any additional representations. This is not an offer of these securities in any state or other jurisdiction where the offer in not permitted. You should not assume that the information contained in or incorporated by reference into this Prospectus or any Prospectus supplement is accurate as of any date other than the date on the front of each such document.
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PROSPECTUS SUMMARY
The following summary highlights selected information contained in this Prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire Prospectus carefully, including the “risk factors” section, the financial statements and the notes to the financial statements.
OILSANDS QUEST INC. (f/k/a CANWEST PETROLEUM CORPORATION)
We operate through three subsidiary corporations and conduct limited joint venture activities directly. Our primary operating subsidiary is Oilsands Quest Sask Inc. (“OQI Sask”), an Alberta corporation. We own 100% of the issued and outstanding voting common shares of OQI Sask. OQI Sask was established to explore for and develop oil sands deposits in the Province of Saskatchewan and is currently conducting Saskatchewan’s first major oil sands exploration program.
For the fiscal year ended April 30, 2006, we generated no revenue and had a net loss of $52,640,903. At April 30, 2006 there was stockholders’ equity and working capital of $15,455,183 and $3,838,216, respectively. For the six months ended October 31, 2006, we had a net loss of $47,176,137, and there was stockholders’ equity and working capital of $398,219,293 and $43,848,553, respectively. There is no assurance that we can generate net income, increase revenues or successfully explore and exploit our properties.
Our principal offices are located at 205, 707-7th Avenue SW, Calgary, Alberta T2P 3H6, Canada, and our telephone number is (403) 263-1623. We are a Colorado corporation.
The Offering
Common stock offered by selling stockholders includes up to 76,504,304 common shares, including 66,673,495 shares of Common Stock issuable upon exchange of the Exchangeable Shares of OQI Sask, and 9,830,809 shares of Common Stock outstanding prior to the effective date of this Prospectus.
•	The 76,504,304 common shares represent 37% of our outstanding Common Stock, as adjusted to reflect shares underlying the Exchangeable Shares and options and warrants to acquire Exchangeable Shares which are included in this registration statement.

•	Common stock to be outstanding after the offering: up to 208,575,274 common shares

•	Use of proceeds. We will not receive any proceeds from the sale of the Common Stock.

•	American Stock Exchange Symbol: BQI

The above information regarding Common Stock to be outstanding after the offering is based on 141,901,779 shares of Common Stock outstanding as of December 6, 2006 and assumes the subsequent exchange of Exchangeable Shares by our selling stockholders.
Documents Incorporated By Reference
          The SEC allows us to “incorporate by reference” the information in documents we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. These documents provide a significant amount of information about us. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering.
•	Our Annual Report on Form 10-KSB, as amended, for the fiscal year ended April 30, 2006 (filed July 21, 2006)

•	Our Quarterly Reports on Form 10-QSB for the quarters ended July 31, 2006 (filed September 14, 2006) and October 31, 2006 (filed December 15, 2006).

•	Our Current Reports on Form 8-K, as amended, reporting events of (filing date in parentheses):

October 31, 2006	(October 31, 2006)
October 10, 2006	(October 12, 2006)
September 21, 2006	(September 26, 2006)
August 24, 2006	(August 24, 2006)
August 15, 2006	(August 21, 2006)
August 14, 2006	(August 17, 2006) and amendment thereto dated October 27, 2006 (October 27, 2006)
July 5, 2006	(July 10, 2006)
June 22, 2006	(July 3, 2006)
June 13, 2006	(June 14, 2006)
June 9, 2006	(June 14, 2006)
May 18, 2006	(May 19, 2006)
May 1, 2006	(May 2, 2006)
•	Our Registration Statement on Form 10-SB filed October 14, 1999, registering our Common Stock under the Securities Act of 1934, as amended by Forms 8-A filed on March 13, 2006.

     You may request a copy of these filings or a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, at no cost, by writing us or calling us at the following address and telephone number:
Oilsands Quest Inc.
205,707-7th Avenue SW
Calgary, Alberta T2P 3H6
CANADA
Telephone No. (403) 263-1623
Facsimile No.: (403) 263-9812
     Additionally, the documents are available electronically in the EDGAR database on the web site maintained by the SEC. You can find this information at http://www.sec.gov. You may also read and copy any materials we have filed with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.
Note of Caution Regarding Forward-Looking Statements
This Prospectus includes certain statements that may be deemed to be “forward-looking statements.” All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that our management expects, believes or anticipates will or may occur in the future are forward-looking statements. All statements other than statements of historical fact are forward-looking statements within the meanings of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include discussion of such matters as:
•	The amount and nature of future capital, development and exploration expenditures;

•	The timing of exploration activities;

•	Business strategies and development of our business plan and drilling programs; and

•	Potential estimates as to the volume and nature of petroleum deposits that are expected to be found present when lands are developed in a project.
Forward-looking statements also typically include words such as “anticipate”, “estimate”, “expect”, “potential”, “could” or similar words suggesting future outcomes. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including such factors as the volatility and level of oil and natural gas prices, currency exchange rate fluctuations, uncertainties in cash flow, expected acquisition benefits, exploration drilling and operating risks, competition, litigation, environmental matters, the potential impact of government regulations, and other matters discussed under the caption “Risk Factors,” many of which are beyond our control. Readers are cautioned that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those expressed or implied in the forward-looking statements.
RISK FACTORS
This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this Prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.
RISKS RELATED TO OUR BUSINESS:
Due to Our History of Operating Losses, We are Uncertain That We Will Be Able to Maintain Sufficient Cash to Accomplish Our Business Objectives
The consolidated financial statements have been prepared assuming that we will continue as a going concern. During the fiscal years ended April 30, 2006 and 2005 we suffered net losses of $52,640,903 and $5,109,073, respectively. At April 30, 2006 there was stockholders’ equity and working capital of $15,455,183 and $3,838,216, respectively. For the six months ended October 31, 2006, we had a net loss of $47,176,137, and there was stockholders’ equity and working capital of $398,219,293 and $43,848,553, respectively. There is no assurance that we can generate net income, increase revenues or successfully explore and exploit our properties.
See the “Plan of Operation” in our 10-KSB and 10-QSB for a description of management’s plans in regard to this issue. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should we be unsuccessful in implementing these plans.
Our Business Plan is Highly Speculative and its Success Depends, In Part, On Exploration Success on the Permit Lands
Our business plan is focused primarily on the exploration for oil sands deposits on the Permit Lands in the Province of Saskatchewan, as described in our 10-KSB and 10-QSB. Exploration itself is highly speculative. We are subject to all of the risks inherent in oil sands exploration and development, including identification of commercial projects, operation and revenue uncertainties, market sizes, profitability, market demand, commodity price fluctuations and the ability to raise further capital to fund activities. There can be no assurance that we will be successful in overcoming these risks. These risks are further concentrated by our dependence on OQI Sask as our primary asset.

THE BUSINESS OF OIL SANDS EXPLORATION IS SUBJECT TO MANY RISKS:
Nature of Oil Sands Exploration and Development
Oil sands exploration and development is very competitive and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. As with any petroleum property, there can be no assurance that commercial deposits of bitumen will be produced from the OQI Sask Permit Lands or the Eagles Nest Prospect, both as described in our 10-KSB and 10-QSB. Furthermore, the marketability of any discovered resource will be affected by numerous factors beyond our control. These factors include, but are not limited to, market fluctuations of prices, proximity and capacity of pipelines and processing equipment, equipment availability and government regulations (including, without limitation, regulations relating to prices, taxes, royalties, land tenure, allowable production, importing and exporting of oil and gas and environmental protection). The extent of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital.
Reserves and Resources
We have not yet established any reserves. There are numerous uncertainties inherent in estimating quantities of bitumen resources, including many factors beyond our control, and no assurance can be given that the recovery of bitumen will be realized. In general, estimates of recoverable bitumen resources are based upon a number of factors and assumptions made as of the date on which the resource estimates were determined, such as geological and engineering estimates which have inherent uncertainties and the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of resources are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the recoverable bitumen, the classification of such resources based on risk of recovery, prepared by different engineers or by the same engineers at different times, may vary substantially. No estimates of commerciality or recoverable bitumen resources can be made at this time, if ever.
Capital Requirements and Liquidity
Significant amounts of capital will be required to explore the OQI Sask Permit Lands, Eagles Nest Prospect and the Pasquia Hills Oil Shale Prospect, all as described in our 10-KSB and 10-QSB. The only source of future funds presently available to us is through the sale of additional equity capital and borrowing funds or selling a portion of our interest in our assets. There is no assurance that any additional equity capital or borrowings required will be obtainable on terms acceptable to us, if at all. Failure to obtain such additional financing could result in delays or indefinite postponement of further exploration and development of our projects. Equity financing, if available, may result in substantial dilution to existing stockholders.

Government Regulations, Permits, Leases and Licenses
The business of resource exploration and development is subject to substantial regulation under Canadian provincial and federal laws relating to the exploration for, and the development, upgrading, marketing, pricing, taxation, and transportation of oil sands bitumen and related products and other matters. Amendments to current laws and regulations governing operations and activities of oil sands exploration and development operations could have a material adverse impact on our business. In addition, there can be no assurance that income tax laws, royalty regulations and government incentive programs related to the OQI Sask Permit Lands, the Eagles Nest Prospect and the Pasquia Hills Oil Shale Prospect (each as described in our 10-KSB and 10-QSB) and the oil sands industry generally, will not be changed in a manner which may adversely affect our progress and cause delays, inability to explore and develop or result in the abandonment of these interests.
Permits, leases, licenses, and approvals are required from a variety of regulatory authorities at various stages of exploration and development. There can be no assurance that the various government permits, leases, licenses and approvals sought will be granted in respect of our activities or, if granted, will not be cancelled or will be renewed upon expiry. There is no assurance that such permits, leases, licenses, and approvals will not contain terms and provisions which may adversely affect our exploration and development activities.
Third Party Liability and Environmental Liability
The Company’s operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. We could be liable for environmental damages caused by previous owners. As a result, substantial liabilities to third parties or governmental entities may be incurred, and the payment of such liabilities could have a material adverse effect on our financial condition and results of operations. We currently have a limited amount of insurance and, at such time as we commence additional operations, we expect to obtain and maintain additional insurance coverage for our operations, including limited coverage for sudden environmental damages, but we do not believe that insurance coverage for environmental damage that occurs over time is available at a reasonable cost. Moreover, we do not believe that insurance coverage for the full potential liability that could be caused by sudden environmental damages is available at a reasonable cost. Accordingly, we may be subject to liability or may lose substantial portions of our properties in the event of certain environmental damages. The Company could incur substantial costs to comply with environmental laws and regulations which could affect our ability to operate as planned.
Royalty Regime
Any development project of our resource assets will be directly affected by the royalty regime applicable. The economic benefit of future capital expenditures for the project is, in many cases, dependent on a satisfactory royalty regime. There can be no assurance that the provincial governments will not adopt a new royalty regime that will make capital expenditures uneconomic or that the royalty regime currently in place will remain unchanged.

Impact of the Kyoto Protocol
In late 2002 the Government of Canada ratified the Kyoto Protocol, an international agreement designed to manage greenhouse gas emissions and on February 16, 2005 it became effective. On October 19, 2006 the Canadian Federal Government introduced into Parliament the Clean Air Act (Bill C-30) and released its accompanying Notice of Intent to Develop and Implement Regulations and Other Measures to Reduce Air Emissions, or the “Notice.” The Bill and the Notice are intended to reflect the Government’s “made in Canada” approach to Canada’s Kyoto Protocol obligations and reduce criteria air pollutants and greenhouse gas emissions in Canada. Bill C- 30 does not expressly include emission reduction targets for industrial sectors. However, the Notice provides for sector emission intensity based targets for greenhouse gases to come into effect by the end of 2010 and long term greenhouse gas emission reduction targets from 2003 levels by 2050. The National Round Table on the Environment and Economy is charged with advising the Government on these targets. Future emission reduction targets and emission intensity targets, together with provincial emission reduction requirements that could be implemented, or emission reduction requirements in future regulatory approvals, may require the restriction or reduction of emissions or emissions intensity from our future operations and facilities. The reductions may not be technically or economically feasible for our operations and the failure to meet such emission reduction requirements may materially adversely affect our business and result in fines, penalties and the suspension of operations.
Abandonment and Reclamation Costs
We are responsible for compliance with terms and conditions of environmental and regulatory approvals and all laws and regulations regarding the abandonment of the project and reclamation of its lands at the end of its economic life, which abandonment and reclamation costs may be substantial. A breach of such legislation and/or regulations may result in the issuance of remedial orders, the suspension of approvals, or the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made. It is not possible to estimate with certainty the abandonment and reclamation costs since they will be a function of regulatory requirements at the time.
Title Risks
None of the OQI Sask exploration permits or the Pasquia Hills Oil Shale Prospect permits have been converted to development leases. In the event that we do not meet the regulated expenditure requirements, or development conditions to convert our permits to leases or obtain an extension of such development requirements, our right to explore for bitumen or oil shale, as applicable, may be lost. We are satisfied that we have good and proper right, title and interest in and to the permits that we intend to exploit. However, we have not obtained title opinions on any of our interests. Accordingly, ownership of the oil sands and oil shale exploration rights could be subject to prior unregistered agreements or interests or undetected claims or interests.
Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Certain aboriginal peoples have filed a claim against the Government of Canada, the Province of Alberta, certain governmental entitles and the regional municipality of Wood Buffalo (which includes the City of Fort McMurray, Alberta) claiming, among other things, aboriginal title to large areas of lands surrounding Fort McMurray. Similar claims could be made in the Province of Saskatchewan and elsewhere. If any such claim relating to lands on which we have rights was successful, it could have a significant adverse effect on our ability to conduct our business.
Operational Hazards
Our exploration and development activities are subject to the customary hazards of operation in remote areas. A casualty occurrence might result in the loss of equipment or life, as well as injury, property damage or other liability. While we maintain limited insurance to cover current operations, our property and liability insurance may not be sufficient to cover any such casualty occurrences or disruptions. Equipment failures could result in damage to our facilities and liability to third parties against which we may not be able to fully insure or may elect not to insure because of high premium costs or for other reasons. Our operations could be interrupted by natural disasters or other events beyond our control. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the business, our financial condition and results of our operations.
ENVIRONMENTAL AND REGULATORY COMPLIANCE MAY IMPOSE SUBSTANTIAL COSTS ON US.
Our operations are or will be subject to stringent federal, provincial and local laws and regulations relating to improving or maintaining environmental quality. Environmental laws often require parties to pay for remedial action or to pay damages regardless of fault. Environmental laws also often impose liability with respect to divested or terminated operations, even if the operations were terminated or divested many years ago.
Our exploration activities and drilling programs are or will be subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, protection of endangered and protected species, operational safety, toxic substances and other matters. Exploration and drilling is also subject to risks and liabilities associated with pollution of the environment and disposal of waste products. Compliance with these laws and regulations will impose substantial costs on us and will subject us to significant potential liabilities.
Costs associated with environmental liabilities and compliance have increased over time, and we expect these costs to continue to increase in the future. We will be required to book reserves for the costs of environmental obligations on our financial statements for such liabilities as our exploration operations proceed.
THE LOSS OF CURRENT MANAGEMENT MAY MAKE IT DIFFICULT FOR US TO OPERATE:
Reliance on Key Personnel
Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of our management and directors. The Company’s success is dependent upon its management, key personnel and key consultants. The unexpected loss or departure of any of our key officers, employees or consultants could be detrimental to our future success. Except for a key man insurance policy of $5 million CDN on our President and Chief Executive Officer, we do not maintain key man insurance on our management.
FLUCTUATIONS IN U.S. AND CANADIAN DOLLAR EXCHANGE RATES MAY HAVE A MATERIAL ADVERSE IMPACT
Commodity prices and costs related to the Company’s activities, if and when applicable, will generally be based on a U.S. dollar market price. Fluctuations in the U.S. and Canadian dollar exchange rate may cause a negative impact on revenue and costs and could have a material adverse impact on the Company.
RISKS RELATING TO OUR COMMON STOCK:
We Have Numerous Outstanding Options, Warrants and Commitments to Issue Shares, Which May Adversely Affect The Price of Our Common Stock
We have reserved 20,303,526 shares of our Common Stock for issuance upon exercise of outstanding options under plans and warrants at prices as low as $0.55 per share. The Company has also reserved 1,961,900 shares to be issued on settlement of debt of a former subsidiary. Pursuant to the Reorganization Agreement with OQI Sask which closed on August 14, 2006, the Company will be required to issue up to 76,504,304 shares of its Common Stock for all of the OQI Sask Exchangeable Shares (including warrants and options to acquire) issued upon the closing, all of which are included in this registration statement. As of December 6, 2006, 9,830,809 shares of the OQI Sask Exchangeable Shares have already been exchanged for our Common Stock. Any sale into the public market of our Common Stock purchased privately at prices below the current market price could be expected to have a depressive effect on the market price of our Common Stock.
Future Sales of our Common Stock May Cause our Stock Price to Decline
Our stock price may decline by future sales of our shares or the perception that such sales may occur. If we issue additional shares of Common Stock in private financings under an exemption from the registration laws, then those shares will constitute “restricted shares” as defined in Rule 144 under the Securities Act of 1933 (the “Act”). The restricted shares may only be sold if they are registered under the Act, or sold under Rule 144, or another exemption from registration under the Act.
Some of our outstanding restricted shares of Common Stock are either eligible for sale pursuant to Rule 144 or have been registered under the Act for resale by the holders. We are unable to estimate the amount, timing, or nature of future sales of outstanding Common Stock. Sales of substantial amounts of our Common Stock in the public market may cause the stock’s market price to decline.

We Do Not Expect to Pay Dividends
We have not paid dividends since inception on our Common Stock, and we do not contemplate paying dividends in the foreseeable future on our Common Stock in order to use all of our earnings, if any, to finance expansion of our business plans.
Our Stock Price Can Be Extremely Volatile
The trading price of our Common Stock has been and could continue to be subject to wide fluctuations in response to announcements of our business developments or those of our competitors, quarterly variations in operating results, and other events or factors. In addition, stock markets have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market prices of companies, at times for reasons unrelated to their operating performance. Such broad market fluctuations may adversely affect the price of our Common Stock.
Issuance of Preferred Stock and Our Anti-Takeover Provisions Could Delay or Prevent a Change in Control and May Adversely Affect our Common Stock.
We are authorized to issue 10,000,000 shares of preferred stock which may be issued in series from time to time with such designations, rights, preferences and limitations as our Board of Directors may determine by resolution. The rights of the holders of our Common Stock will be subject to and may be adversely affected by the rights of the holders of any of our preferred stock that may be issued in the future. Issuance of a new series of preferred stock, or providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring our outstanding shares of Common Stock and make removal of the Board of Directors more difficult. Our Board of Directors adopted a stockholders rights plan in March 2006 and reserved 250,000 shares of Series A Junior Participating Preferred Stock. This stockholders rights plan could have the effect of discouraging, delaying or preventing an acquisition. In addition, the Company has designated one share as Series B Preferred Stock, which is issued and outstanding and represents 49,906,105 voting shares as of December 6, 2006, and upon the exercise of options to acquire Exchangeable Shares, will represent up to 66,673,495 voting shares (see, “Description of Securities”). The Company has no present plans to issue any additional shares of preferred stock.
USE OF PROCEEDS
This Prospectus relates to shares of our Common Stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of Common Stock in this offering.

SELLING SECURITY HOLDERS
The following table also sets forth the name of each person who is offering the resale of shares of Common Stock by this Prospectus, the number of shares of Common Stock beneficially owned by each person, the number of shares of Common Stock that may be sold in this offering and the number of shares of Common Stock each person will own after the offering, assuming they sell all of the shares offered. We will not receive any proceeds from the resale of the Common Stock by the selling stockholders.

	A	B	C	D	E	F
				Total Shares
			Shares	(Based on
			Underlying	Columns A,
			Options and	B and C)		Shares
	Outstanding	Shares	Warrants to	Beneficially	Shares	Owned
	Shares	Underlying	Acquire	Owned Prior	Offered	After
	Owned (1),	Exchangeable	Exchangeable	to Offering	Hereby	Offering
Name	(7)	Shares (7)	Shares	(1), (7)	(1)	(1) (2)
944128 Alberta Ltd. (3)	0	1,234,500	0	1,234,500	1,234,500	0

Royce Allen Baker	0	41,150	0	41,150	41,150	0

Derrick G. Morris	0	675,066	257,187	932,253	932,253	0

805503 Alberta Ltd. (3)	0	32,920	0	32,920	32,920	0

878557 Alberta Ltd. (3)	0	9,876	0	9,876	9,876	0

Eric Blakely	0	139,910	0	139,910	139,910	0

Gary Nissen	0	12,345	0	12,345	12,345	0

Grant Dennler	0	8,230	0	8,230	8,230	0

John Rooney	0	54,318	0	54,318	54,318	0

Lawrence Lee	0	14,403	0	14,403	14,403	0

Malcolm Albery	0	411,500	0	411,500	411,500	0

Mike Machalski	0	54,318	0	54,318	54,318	0

Rena Nathanail	0	26,748	0	26,748	26,748	0

	A	B	C	D	E	F
				Total Shares
			Shares	(Based on
			Underlying	Columns A,
			Options and	B and C)		Shares
	Outstanding	Shares	Warrants to	Beneficially	Shares	Owned
	Shares	Underlying	Acquire	Owned Prior	Offered	After
	Owned (1),	Exchangeable	Exchangeable	to Offering	Hereby	Offering
Name	(7)	Shares (7)	Shares	(1), (7)	(1)	(1) (2)
Ronald Cawston	0	28,805	0	28,805	28,805	0

Victor Choy	0	29,628	0	29,628	29,628	0

Woon Chin Chee	0	102,875	0	102,875	102,875	0

Donna Cheung	0	102,875	0	102,875	102,875	0

Robert Robertshaw	0	82,300	0	82,300	82,300	0

Ben J. Hadala	0	329,200	0	329,200	329,200	0

Jeffrey A. Helper	1,000	205,750	246,900	453,650	452,650	1,000

Hoerich Capital Inc. (3)	0	5,144	0	5,144	5,144	0

Jayvee & Co. (3), (4), (5)	0	288,050	0	288,050	288,050	0

Ronald D. Johnston	0	16,460	0	16,460	16,460	0

Keptar Gold Corp. (3)	0	935,175	0	935,175	935,175	0

Michael Mann	0	205,750	0	205,750	205,750	0

Calvin Manz	0	720,545	0	720,545	720,545	0

Mibrea Holdings, Inc. (6)	0	82,300	0	82,300	82,300	0

Susan A. Milne	35,000	288,050	0	323,050	288,050	35,000

Thomas Milne (4)	41,800	411,500	2,057,500	2,510,800	2,469,000	41,800

1201112 Alberta Ltd. (3), (7)	94,645	0	0	94,645	94,645	0

267554 Alberta Ltd. (6), (7)	41,150	0	0	41,150	41,150	0

	A	B	C	D	E	F
				Total Shares
			Shares	(Based on
			Underlying	Columns A,
			Options and	B and C)		Shares
	Outstanding	Shares	Warrants to	Beneficially	Shares	Owned
	Shares	Underlying	Acquire	Owned Prior	Offered	After
	Owned (1),	Exchangeable	Exchangeable	to Offering	Hereby	Offering
Name	(7)	Shares (7)	Shares	(1), (7)	(1)	(1) (2)
924849 Alberta Ltd. (6), (7)	32,920	0	0	32,920	32,920	0

957637 Alberta Ltd. (6), (7)	24,690	0	0	24,690	24,690	0

Brian and Janet Cassie (7)	41,150	0	0	41,150	41,150	0

Brisil Capitale Inc. (6) (7)	8,230	0	0	8,230	8,230	0

Bruce Bowser (7)	6,584	0	0	6,584	6,584	0

Charles Matson (7)	3,292	0	0	3,292	3,292	0

Charles Tuchel (7)	329,200	0	0	329,200	329,200	0

Cougar Assets Ltd. (6) (7)	41,150	0	0	41,150	41,150	0

Crossroads Financial Corp. (3) (7)	2,386,700	0	0	2,386,700	2,386,700	0

David Cross P.C. (6) (7)	65,840	0	0	65,840	65,840	0

David Terry (7)	41,150	0	0	41,150	41,150	0

DC-Osadchuk Holdings, Inc. (6) (7)	16,460	0	0	16,460	16,460	0

Elaine Matson (7)	3,292	0	0	3,292	3,292	0

	A	B	C	D	E	F
				Total Shares
			Shares	(Based on
			Underlying	Columns A,
			Options and	B and C)		Shares
	Outstanding	Shares	Warrants to	Beneficially	Shares	Owned
	Shares	Underlying	Acquire	Owned Prior	Offered	After
	Owned (1),	Exchangeable	Exchangeable	to Offering	Hereby	Offering
Name	(7)	Shares (7)	Shares	(1), (7)	(1)	(1) (2)
Eric Galcher (7)	8,230	0	0	8,230	8,230	0

Evelyn Wallace (7)	41,150	0	0	41,150	41,150	0

Gary Gillett (7)	8,230	0	0	8,230	8,230	0

Gordon Johnston (7)	144,848	0	0	144,848	144,848	0

Green Eco Investments SA (6) (7)	246,900	0	0	246,900	246,900	0

Horacio Guibelalde (7)	219,766	0	0	219,766	219,766	0

James F. Hole, Jr. (7)	4,938	0	0	4,938	4,938	0

Jason Clemett (7)	8,230	0	0	8,230	8,230	0

Jean Lesourd (7)	16,460	0	0	16,460	16,460	0

Jeff Shafer (7)	8,230	0	0	8,230	8,230	0

John A. Bolter (7)	16,460	0	0	16,460	16,460	0

John Cameron Bolter (7)	12,345	0	0	12,345	12,345	0

John Hooks (7)	341,545	0	0	341,545	341,545	0

Julian Smith (7)	8,230	0	0	8,230	8,230	0

Kamaldip Jeerh (7)	16,460	0	0	16,460	16,460	0

Kenneth and Dorothy Summach (7)	24,690	0	0	24,690	24,690	0

	A	B	C	D	E	F
				Total Shares
			Shares	(Based on
			Underlying	Columns A,
			Options and	B and C)		Shares
	Outstanding	Shares	Warrants to	Beneficially	Shares	Owned
	Shares	Underlying	Acquire	Owned Prior	Offered	After
	Owned (1),	Exchangeable	Exchangeable	to Offering	Hereby	Offering
Name	(7)	Shares (7)	Shares	(1), (7)	(1)	(1) (2)
Kent Racz (7)	8,230	0	0	8,230	8,230	0

Kerry Tychonick (7)	12,345	0	0	12,345	12,345	0

Landmark Sport Group (6) (7)	4,115	0	0	4,115	4,115	0

Lockhold Consultants Ltd. (6) (7)	16,460	0	0	16,460	16,460	0

Lone Mountain Resources Ltd. (6) (7)	8,230	0	0	8,230	8,230	0

Makow Properties Corp. Ltd. (6) (7)	82,300	0	0	82,300	82,300	0

Mark and Rose Zivot (7)	26,336	0	0	26,336	26,336	0

Melissa and George Summach (7)	57,610	0	0	57,610	57,610	0

Michael Henson (7)	312,740	0	0	312,740	312,740	0

Mike Shaikh (7)	41,150	0	0	41,150	41,150	0

Mohawk Capital Corp. (6) (7)	32,920	0	0	32,920	32,920	0

Oceanic Greystone Securities Inc. (3) (7)	2,964,355	0	0	2,964,355	2,964,355	0

	A	B	C	D	E	F
				Total Shares
			Shares	(Based on
			Underlying	Columns A,
			Options and	B and C)		Shares
	Outstanding	Shares	Warrants to	Beneficially	Shares	Owned
	Shares	Underlying	Acquire	Owned Prior	Offered	After
	Owned (1),	Exchangeable	Exchangeable	to Offering	Hereby	Offering
Name	(7)	Shares (7)	Shares	(1), (7)	(1)	(1) (2)
Remington Capital Corp. (6) (7)	411,500	0	0	411,500	411,500	0

Richard Dettbarn (7)	201,635	0	0	201,635	201,635	0

Richard Pelletier (7)	246,900	0	0	246,900	246,900	0

Robert Maxwell (7)	16,460	0	0	16,460	16,460	0

Ryan Lambe (7)	2,469	0	0	2,469	2,469	0

Sohan Jeerh (7)	94,645	0	0	94,645	94,645	0

Vangoor Holdings Co. (6) (7)	8,230	0	0	8,230	8,230	0

William Gillett (7)	6,584	0	0	6,584	6,584	0

Scotia Capital Inc. (6)	0	3,086	0	3,086	3,086	0

Ernie Antonchuk	0	123,450	0	123,450	123,450	0

Supreme Pacific Holdings Inc. (3)	0	41,150	0	41,150	41,150	0

William G. Timmins (4)	0	1,193,350	946,450	2,139,800	2,139,800	0

Erdal Yildirim (4)	0	102,875	0	102,875	102,875	0

349150 Alberta Ltd. (6)	0	164,600	0	164,600	164,600	0

	A	B	C	D	E	F
				Total Shares
			Shares	(Based on
			Underlying	Columns A,
			Options and	B and C)		Shares
	Outstanding	Shares	Warrants to	Beneficially	Shares	Owned
	Shares	Underlying	Acquire	Owned Prior	Offered	After
	Owned (1),	Exchangeable	Exchangeable	to Offering	Hereby	Offering
Name	(7)	Shares (7)	Shares	(1), (7)	(1)	(1) (2)
541588 Alberta Ltd. (3)	0	40,121	0	40,121	40,121	0

Sarah Anderson	0	16,460	0	16,460	16,460	0

Grafton L. Bertram	0	329,200	0	329,200	329,200	0

Brian W. Lawrence Living Trust	85,600	164,600	0	250,200	164,600	85,600

Kade Demuth	0	20,575	0	20,575	20,575	0

Henry J. Dunfield	0	102,875	0	102,875	102,875	0

Gundyco	0	213,980	0	213,980	213,980	0

NBCN Inc.		2,641,419	0	2,641,419	2,641,419	0

Angelo L. Guido	0	70,778	0	70,778	70,778	0

Armando Guido	0	61,725	70,778	132,503	132,503	0

Bentree Investments Inc. (3)	0	205,750	0	205,750	205,750	0

Chen Fong	0	411,500	0	411,500	411,500	0

Cliff Du Fresne	0	131,680	131,680	263,360	263,360	0

Colin Campbell	0	32,920	0	32,920	32,920	0

Dan Bulbec	0	61,725	0	61,725	61,725	0

Danich Investments Ltd. (6)	0	106,990	0	106,990	106,990	0

Edward Burtynsky	0	102,875	0	102,875	102,875	0

Enzo B. Minghella	0	41,150	0	41,150	41,150	0

Grant Maglis	0	123,450	0	123,450	123,450	0

	A	B	C	D	E	F
				Total Shares
			Shares	(Based on
			Underlying	Columns A,
			Options and	B and C)		Shares
	Outstanding	Shares	Warrants to	Beneficially	Shares	Owned
	Shares	Underlying	Acquire	Owned Prior	Offered	After
	Owned (1),	Exchangeable	Exchangeable	to Offering	Hereby	Offering
Name	(7)	Shares (7)	Shares	(1), (7)	(1)	(1) (2)
John Holmlund	0	329,200	0	329,200	329,200	0

John R. Barton	0	61,725	0	61,725	61,725	0

John Savard	0	61,725	0	61,725	61,725	0

Kenneth Lee	0	65,840	0	65,840	65,840	0

Stuart O’Connor	0	106,990	0	106,990	106,990	0

Thompson Contractors Inc. (6)	0	617,250	0	617,250	617,250	0

Wallace Mitchell	0	61,725	0	61,725	61,725	0

Karim Hirji (4)	51,000	4,115,000	2,057,500	6,223,500	6,172,500	51,000

Christopher H. Hopkins (4)	83,400	18,106,000	4,115,000	22,304,400	22,221,000	83,400

Edna D. Hopkins	8,400	205,750	0	214,150	205,750	8,400

George Nicholas Hopkins	0	24,690	0	24,690	24,690	0

Jessica Yvonne Marie Hopkins	0	24,690	0	24,690	24,690	0

Sanovest Holdings Ltd. (3)	0	123,450	0	123,450	123,450	0

Leslie Kearney	0	102,875	0	102,875	102,875	0

Errin Kimball (4)	44,900	1,646,000	1,646,000	3,336,900	3,292,000	44,900

John Leder	0	1,354,897	0	1,354,897	1,354,897	0

Leder Investments (6)	0	0	514,375	514,375	514,375	0

	A	B	C	D	E	F
				Total Shares
			Shares	(Based on
			Underlying	Columns A,
			Options and	B and C)		Shares
	Outstanding	Shares	Warrants to	Beneficially	Shares	Owned
	Shares	Underlying	Acquire	Owned Prior	Offered	After
	Owned (1),	Exchangeable	Exchangeable	to Offering	Hereby	Offering
Name	(7)	Shares (7)	Shares	(1), (7)	(1)	(1) (2)
David G. Mills	0	123,450	0	123,450	123,450	0

Christopher Milne	0	16,460	0	16,460	16,460	0

Deesons Investments Ltd. (3) (7)	703,805	0	0	703,805	703,805	0

F. George Orr (4)	700,000	82,300	0	782,300	82,300	700,000

Ross H. and Debra I. Pitman	0	1,088,952	257,188	1,346,140	1,346,140	0

Roytor & Co., for the Acct. of T13155201, ref: Fund ID# H7D3	0	4,115,000	0	4,115,000	4,115,000	0

Roytor & Co., for the Acct. of T13155201, ref: Fund ID# H6C7	0	2,880,500	0	2,880,500	2,880,500	0

Cecil Paul Spring	0	164,600	0	164,600	164,600	0

Thompson Bros. (Constr.) Ltd. (6)	0	411,500	0	411,500	411,500	0

West Peak Ventures of Canada Ltd. (3), (4)	0	82,300	0	82,300	82,300	0

Jason Wild	0	20,575	0	20,575	20,575	0

	A	B	C	D	E	F
				Total Shares
			Shares	(Based on
			Underlying	Columns A,
			Options and	B and C)		Shares
	Outstanding	Shares	Warrants to	Beneficially	Shares	Owned
	Shares	Underlying	Acquire	Owned Prior	Offered	After
	Owned (1),	Exchangeable	Exchangeable	to Offering	Hereby	Offering
Name	(7)	Shares (7)	Shares	(1), (7)	(1)	(1) (2)
James F. Wong	3,500	205,750	0	209,250	205,750	3,500

Joosten Holdings Ltd. (6)	0	70,778	0	70,778	70,778	0

Heatherdale Consulting Services (6), (7)	8,230	0	0	8,230	8,230	0

Amber Tyndall (7)	2,469	0	0	2,469	2,469	0

David J. Larocque P.C. (6) (7)	8,230	0	0	8,230	8,230	0

David Sapunjis (7)	16,460	0	0	16,460	16,460	0

Hermine Lazib (7)	8,230	0	0	8,230	8,230	0

Howard Crone (7)	32,920	0	0	32,920	32,920	0

Jane Pedersen (7)	16,460	0	0	16,460	16,460	0

Jerry Segal (7)	8,230	0	0	8,230	8,230	0

John Hickie P.C. (6) (7)	8,230	0	0	8,230	8,230	0

Kate Finlay (7)	4,115	0	0	4,115	4,115	0

Keith Laatsch P.C. (6) (7)	8,230	0	0	8,230	8,230	0

Leith Pedersen (7)	63,371	0	0	63,371	63,371	0

Passar Capital Corp. (6) (7)	82,300	0	0	82,300	82,300	0

	A	B	C	D	E	F
				Total Shares
			Shares	(Based on
			Underlying	Columns A,
			Options and	B and C)		Shares
	Outstanding	Shares	Warrants to	Beneficially	Shares	Owned
	Shares	Underlying	Acquire	Owned Prior	Offered	After
	Owned (1),	Exchangeable	Exchangeable	to Offering	Hereby	Offering
Name	(7)	Shares (7)	Shares	(1), (7)	(1)	(1) (2)
RM England P.C. (6) (7)	8,230	0	0	8,230	8,230	0

Tamlane Holdings Ltd. (6) (7)	8,230	0	0	8,230	8,230	0

Tania Lazib (7)	8,230	0	0	8,230	8,230	0

Techni Trend Investments Ltd. (6) (7)	16,460	0	0	16,460	16,460	0

Donald Padgett (4)	0	0	823,000	823,000	823,000	0

Ronald Phillips (4)	1,125,000	0	823,000	1,948,000	823,000	1,125,000

W. Scott Thompson (4)	525,000	0	2,057,500	2,582,500	2,057,500	525,000

Simon Raven	0	0	411,500	411,500	411,500	0

Majan Management (6)	0	0	148,140	148,140	148,140	0

James A. Malcolm	0	0	370,350	370,350	370,350	0

James Carter	0	0	98,760	98,760	98,760	0

Charles Kucey	0	0	238,670	238,670	238,670	0

Robert A. McIntosh	0	0	74,070	74,070	74,070	0

TOTAL	12,535,409	49,327,947	17,345,548	79,208,904	76,504,304	2,704,600

(1)	The actual number of shares of Common Stock offered in this Prospectus, and included in the registration statement of which this Prospectus is a part, includes such additional number of shares of Common Stock as may be issued or issuable upon exercise of the warrants by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in accordance with Rule 416 under the Securities Act of 1933. The beneficial ownership of the Common Stock by the selling stockholder set forth in the table is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares, which the selling stockholders has the right to acquire within 60 days.

(2)	Assumes that all securities registered will be sold.

(3)	The natural person(s) who exercise voting and/or dispositive and investing powers are the following individuals: 944128 Alberta Ltd. is controlled by Guy Bouvier; 805503 Alberta Ltd. is controlled by Marcus Perron; 878557 Alberta Ltd. is controlled by Less Hornsby; Hoerich Capital Inc. is controlled by Woon Chin Chee; Jayvee & Co. is controlled by Ken Kilgour of CIBC World Markets Inc.; Keptar Gold Corp. is controlled by Barry Slusarchuk; 1201112 Alberta Ltd. is controlled by Hank B. Swartout; Crossroads Financial Corp. is controlled by Richard W. DeVries; Oceanic Greystone Securities Inc. is controlled by Richard W. DeVries; Supreme Pacific Holdings Inc. is controlled by Merv Chia; 541588 Alberta Ltd. is controlled by Linda Terefenko; Bentree Investments Inc. is controlled by Paul M. Worster and Robert G. Bentall; Sanovest Holdings Ltd. is controlled by Tian Kusumoto, Tom Kusumoto and Hydri Kusumoto; Deesons Investments Ltd. is controlled by Dayan Henson and Michael Henson; West Peak Ventures of Canada Ltd. is controlled by Timothy Brock.

(4)	Relationships between selling securityholders and the Company are as follows: Jayvee & Co. holds securities owned by CIBC World Markets Inc., a financial advisor and placement agent for OQI Sask; Thomas Milne is a director of the Company; William G. Timmins was a former director of the Company (resigned in May 2006); Erdal Yildirim is Executive Vice President, Project Development of the Company; Karim Hirji is Chief Financial Officer of the Company; Christopher H. Hopkins is President and Chief Executive Officer of the Company; Errin Kimball is Vice President, Exploration of the Company; George F. Orr is a former consultant of the Company; West Peak Ventures of Canada Ltd. is a party to the Triple 7 Joint Venture Agreement with the Company, dated June 2005; Donald Padgett was a director of OQI Sask; Ronald Phillips is a director of the Company; W. Scott Thompson is a director of the Company.

(5)	Ben J. Hadala with Woodstone Capital Inc.; Ernie Antonchuk with Scotia McLeod; Colin Campbell with CIBC Wood Gundy Inc. are registered broker-dealers. Jayvee & Co. holds securities owned by CIBC World Markets, Inc., which is an affiliate of CIBC World Markets Corp., a registered broker-dealer. CIBC World Markets Inc. received warrants as compensation for investment banking services. All other selling shareholders (except as provided in footnote 6) have represented that they are not registered broker-dealers or an affiliate of a registered broker-dealer.

(6)	Based on reasonable inquiry, we have never received disclosure on these selling stockholders: Mibrea Holdings, Inc., 267554 Alberta Ltd., 924849 Alberta Ltd., 957637 Alberta Ltd., Brisil Capitale Inc., Cougar Assets Ltd., David Cross P.C., DC Osadchuk Holdings, Inc., Green Eco Investments SA, Landmark Sport Group, Lockhold Consultants Ltd., Lone Mountain Resources Ltd., Makow Properties Corp. Ltd., Mohawk Capital Corp., Remington Capital Corp., Vangoor Holdings Co., Scotia Capital Inc., 349150 Alberta Ltd., Danich Investments Ltd., Thompson Contractors Inc., Sanovest Holdings Ltd., Leder Investments, Thompson Bros (Constr.) Ltd., Joosten Holdings, Ltd., Heatherdale Consulting Services, David J. Larocque P.C., John Hickie P.C., Keith Laatsch P.C., Passar Capital Corp., RM England P.C., Tamlane Holdings Ltd., Techni Trend Investments Ltd., Majan Management.

(7)	The Exchangeable Shares, or some of the Exchangeable Shares, have been exchanged for shares of Common Stock, which are included in Column A, Outstanding Shares Owned, and not in Column B, Shares Underlying Exchangeable Shares.
PLAN OF DISTRIBUTION
Each selling stockholder (the “Selling Stockholders”) of our Common Stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on the trading market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this Prospectus;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.
The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this Prospectus.
Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each Selling Stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.
In connection with the sale of our Common Stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.
We are required to pay certain fees and expenses incurred by our company incident to the registration of the shares. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state or provincial securities laws. In addition, in certain states or provinces, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our Common Stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our Common Stock by the Selling Stockholders or any other person.
DESCRIPTION OF SECURITIES
Common Stock
The following summary description of our securities is not complete and is qualified in its entirety by reference to our Articles of Incorporation and Bylaws.
Our authorized capital stock consists of 500,000,000 shares of $0.001 par value Common Stock and 10,000,000 shares of $0.001 par value preferred stock, which we may issue in one or more series as determined by our Board of Directors. As of December 6, 2006 there were 141,901,779 shares of Common Stock issued and outstanding that are held of record by approximately 378 shareholders.
Each holder of record of shares of our Common Stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting in the election of directors is not authorized by the Articles of Incorporation.
Holders of outstanding shares of our Common Stock are entitled to those dividends declared by the Board of Directors out of legally available funds, and, in the event of our liquidation, dissolution or winding up of our affairs, holders are entitled to receive ratably our net assets available to the shareholders. Holders of our outstanding Common Stock have no preemptive, conversion or redemption rights. All of the issued and outstanding shares of our Common Stock are, and all unissued shares of our Common Stock, when offered and sold will be, duly authorized, validly issued, fully paid and nonassessable. To the extent that additional shares of our Common Stock may be issued in the future, the relative interests of the then existing shareholders may be diluted.
Preferred Stock
Our Board of Directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series, any or all of the authorized but unissued shares of our preferred stock with such dividend, redemption, conversion and exchange provisions as may be provided by the Board of Directors with regard to such particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to those of our Common Stock. The rights of the holders of our Common Stock will be subject to and may be adversely affected by the rights of the holders of any of our preferred stock that may be issued in the future. Issuance of a new series of preferred stock, or providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring our outstanding shares of Common Stock and make removal of the Board of Directors more difficult.

Our Board of Directors adopted a shareholders rights plan in March 2006 and reserved 250,000 shares of Series A Junior Participating Preferred Stock. At the Company’s annual shareholders meeting held on October 30, 2006, the shareholders adopted the shareholders rights plan. This shareholders rights plan could have the effect of discouraging, delaying or preventing an acquisition.
In addition, the Company has designated one preferred share as Series B Preferred Stock (the “Series B Preferred Share”), which is held by Computershare Trust Company of Canada (“CTC”). The one Series B Preferred Share represents a number of votes equal to the total outstanding Exchangeable Shares on the applicable record date for the vote submitted to the Company’s shareholders. The Exchangeable Shares were issued by OQI Sask as part of the Reorganization, and are exchangeable at any time on a one-for-one basis, at the option of the holder, for shares of the Company’s Common Stock. An OQI Sask Exchangeable Share provides a holder with economic terms and voting rights which are, as nearly as practicable, effectively equivalent to those of a share of the Company’s Common Stock. The holders of the OQI Sask Exchangeable Shares will receive up to an aggregate of 76,504,304 shares of the Company’s Common Stock at each holder’s election, and as of December 6, 2006, 9,830,809 Exchangeable Shares have been exchanged for shares of the Company’s Common Stock and 66,673,495 Exchangeable Shares remain. CTC will vote the one Series B Preferred Share as indicated by the individual holders of OQI Sask Exchangeable Shares.
The Company has no present plans to issue any additional shares of preferred stock.
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
Our Articles of Incorporation provide that we shall indemnify any officer, employee, agent or director against liabilities (including the obligation to pay a judgment, settlement, penalty, fine or expense), incurred in a proceeding (including any civil, criminal or investigative proceeding) to which the person was a party by reason of such status. Such indemnity may be provided if the person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in our best interest with respect to actions taken in the person’s official capacity; (iii) were reasonably believed not to be opposed to our best interest with respect to other actions; and (iv) with respect to any criminal action, the director had no reasonable grounds to believe the actions were unlawful. Unless the person is successful upon the merits in such an action, indemnification may generally be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the shareholders that the applicable standard of conduct was met by the director to be indemnified. A director, employee, agent, or officer who is wholly successful, on the merits or otherwise, in defense of any proceeding to which he or she was a party, is entitled to receive indemnification against reasonable expenses, including attorneys’ fees, incurred in connection with the proceeding. In addition, a corporation may indemnify or advance expenses to an officer, employee or agent who is not a director to a greater extent than permitted for indemnification of directors, if consistent with law and if provided for by its articles of incorporation, bylaws, resolution of its shareholders or directors or in a contract. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.